File No. 70-10175

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C.  20549

CERTIFICATE OF NOTIFICATION

(RULE 24)

BY

AGL Resources Inc.

This certification is filed in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, and Securities and Exchange Commission (“the Commission”) Order dated April 1, 2004, Holding Co. Act Release No. 35-27828.  The Order authorized financing transactions that are described more fully in the Form U-1 Application-Declaration filed by AGL Resources Inc. (“AGL Resources”) October 10, 2003, as amended by Forms U-1/A Application-Declaration filed March 10, 2004 and April 1, 2004.  Under the Commission’s Order, AGL Resources is required to file a certificate of notification on a quarterly basis that provides the information described below.  This certificate of notification reports on the three-month period ended June 30, 2004.

(i)

If sales of common stock by AGL Resources are reported, the purchase price per share and the market price per share at the date of the agreement of sale and the aggregate amount of common stock outstanding during the Authorization Period.

No sales of common stock occurred during the quarter ended June 30, 2004, other than those issued pursuant to employee benefit and dividend reinvestment plans.

(ii)

The total number of shares of AGL Resources’ common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans hereafter adopted and the total number of shares of AGL Resources’ common stock issued or issuable pursuant to options outstanding during the Authorization Period.

61,478 shares were issued during the quarter ended June 30, 2004, related to options previously granted under employee benefit plans. 2,750,241 shares were issuable as of June 30, 2004, pursuant to options previously granted under employee benefit plans.  Shares are deemed to be issuable pursuant to options granted under employee benefit plans when the exercise price of the underlying option is lower than the average stock price for the quarter. 77,466 shares were issued during the quarter ended June 30, 2004, pursuant to dividend reinvestment plans.

138,944 shares have been issued during the Authorization Period beginning April 1, 2004.

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(iii)

If AGL Resources’ common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

No common stock was transferred to a seller of securities during the quarter ended June 30, 2004.

(iv)

If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee, and the total amount of guarantees issued and outstanding during the Authorization Period.

Exhibit 1 - Guarantees Issued is submitted pursuant to a request for confidential treatment.

(v)

The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under rule 52, and the total amount of financings outstanding of each Utility Subsidiary during the Authorization Period.

Exhibit 2 - Financings Not Exempt under Rule 52 is submitted pursuant to a request for confidential treatment.

(vi)

If any Subsidiaries are Variable Interest Entities (“VIEs”) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the quarter that were used to fund such VIEs.

Exhibit 3 – Information Regarding Variable Interest Entities is submitted pursuant to a request for confidential treatment.

(vii)

If any financing proceeds are used for VIEs, a description of the accounting for such transactions under FASB Interpretation 46R.

Exhibit 3 – Information Regarding Variable Interest Entities is submitted pursuant to a request for confidential treatment.

 (viii)

A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

No Forms U-6B-2 were filed during the quarter ended June 30, 2004.

(ix)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AGL Resources, that has engaged in utility money pool transactions during the quarter.

Exhibits 4 and 4.1 – Balance Sheets of Subsidiaries Engaged in Utility Money Pool Transactions are submitted pursuant to a request for confidential treatment.

(x)

Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to rule 24.

AGL Resources filed registration statement amendments #3 and #4 on Form S-3/A on April 22, 2004 and May 4, 2004, respectively.  The registration statement was approved by the Securities and Exchange Commission and became effective on May 6, 2004.  The final registration statement is incorporated herein by reference.

AGL Resources filed a registration statement on Form S-8 on April 30, 2004 which is incorporated herein by reference.

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(xi)

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of AGL Resources on a consolidated basis, and of each utility subsidiary.

Exhibit 5 - Capital Structure Table is submitted pursuant to a request for confidential treatment.

(xii)

A retained earnings analysis of AGL Resources on a consolidated basis and for each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus and the resulting capital account balances at the end of the quarter.

Exhibit 6 - Common Shareholders' Equity Analysis is submitted pursuant to a request for confidential treatment.

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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (SEC File No. 70-10175) to be signed on its behalf by the undersigned thereunto duly authorized.

AGL Resources, Inc.

By:

/s/ Bryan E. Seas

Bryan E. Seas

Vice President and Controller

Date:

August 30, 2004

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Exhibit Index

Exhibit	Description	Note

1	Guarantees Issued	*
2	Financings Not Exempt under Rule 52	*
3	Information Regarding Variable Interest Entities	*
4	Balance Sheets of Subsidiaries Engaged in Utility Money Pool Transactions	*
4.1	Balance Sheets of Subsidiaries Engaged in Utility Money Pool Transactions	*
5	Capital Structure Table	*
6	Common Shareholders' Equity Analysis	*

7	AGL Resources Inc. Registration Statement on Form S-3 filed as of May 4, 2004 (SEC File No. 333-109061)	**
8	AGL Resources Inc. Registration Statement on Form S-8 filed as of April 30, 2004 (SEC File No. 333-115044)	**

*	Submitted under request for confidential treatment pursuant to Rule 104
**	Incorporated by reference

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